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                                                          SEC FILE NUMBER
                                                             333-42201
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                                                            CUSIP NUMBER

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one):  [X]Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form 10-D
              [ ]Form N-SAR  [ ]Form N-CSR
              For Period Ended:       December 31, 2004
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              [  ] Transition Report on Form 10-K
              [  ] Transition Report on Form 20-F
              [  ] Transition Report on Form 11-K
              [  ] Transition Report on Form 10-Q
              [  ] Transition Report on Form N-SAR
              For the Transition Period Ended: _________________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION

Bear Island Paper Company, L.L.C.
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Full Name of Registrant

Not Applicable
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Former Name if Applicable

10026 Old Ridge Road
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Address of Principal Executive Office (Street and Number)

Ashland, Virginia 23005
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day
 [X] following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach extra Sheets if Needed)

Currently, due to contractual obligations under existing debt agreements of Bear Island Paper Company, L.L.C. (the "Company"), the Company is voluntarily filing annual reports, quarterly reports and other documents with Commission. The Annual Report on Form 10-K of the Company cannot be filed at this time, without unreasonable effort or expense, due to the full commitment of the Company's resources to the previously announced restructuring (the "Restructuring") of its parent, Brant-Allen Industries, Inc., and related financings and other transactions (together with the Restructuring, the "Transactions"). The Company's preparation for the consummation of the Transactions required it to divert its resources away from the preparation of its Annual Report on Form 10-K. The Transactions were originally scheduled to close prior to the filing deadline of the Company's Annual Report on Form 10-K under its existing debt agreements and the consummation of the Transactions would have resulted in the repayment of the Company's existing debt, thus eliminating the requirement to file such report. However, unforeseen market conditions have resulted in a delay of the consummation of the Transactions. To the extent the indebtedness giving rise to the contractual obligations to file the Company's Annual Report on Form 10-K is still outstanding on the fifteenth calendar day following the prescribed due date, the Company intends to file its Annual Report on Form 10-K.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Edward D. Sherrick          (203)               661-3344
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              (Name)              (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
     Yes [X]  No [  ]


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
     Yes [ ] No [X]

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                        Bear Island Paper Company, L.L.C.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date    March 30, 2005                 By:    /s/ Edward D. Sherrick
     ------------------------                -----------------------------------
                                             Name:    Edward D. Sherrick
                                             Title:   Vice President--Finance